UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 5

9 Check box if no
longer subject to
Section 16. Form 4
or Form 5 obligations
may continue. See
Instruction 1(b).

9 Form 3 Holdings
Reported

9 Form 4
Transactions
Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol AGRONIX, INC. "AGNI"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X_Director __ 10% Owner X_ Officer (give title below) Other (specify below) **Chief Executive Officer**
(Last)(First)(Middle) DRUMMOND, PETER	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person
(Street) 1666 W. 75th Ave. Vancouver, B.C. Canada V6P 6G2 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	__ Form Filed by More than One Reporting Person

1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	9/18/2002	P	5,000	A	$0.41	5,000	D	
COMMON STOCK	9/26/2002	P	5,000	A	$0.45	5,000	D	
COMMON STOCK	10/08/2002	J (1)	10,000	A	N/A	10,000	D	
COMMON STOCK	06/02/2002	J4	20,000	A	$0.50	20,000	D	

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
OPTIONS	$0.50	2/17/00	P	150,000		2/17/00	2/17/06	Common	150,000	$0.50	150,000	D	
OPTIONS	$0.50	1/9/02	J (2)	150,000		1/9/02	2/17/06	Common	150,000	$0.50	150,000	D	
OPTIONS	$1.00	8/15/02	P	1,000,000		8/15/02	8/14/08	Common	1,000,000	$1.00	1,000,000	D	
OPTIONS	$1.00	8/15/02 (3)	P	1,000,000		contingent	8/14/08	Common	1,000,000	$1.00	1,000,000	D	
OPTIONS	$1.00	8/15/02 (3)	P	1,000,000		contingent	8/14/08	Common	1,000,000	$1.00	1,000,000	D	

Explanation of Responses: J4: Mr. Drummond is a Trustee of the RWA Fenwick Family Trust.   J (1): Mr. Drummond has been granted S-8 shares as partial compensation for services rendered to the Company under the terms of his employment agreement for the months of August and September 2002. J (2): On January 9, 2002, the Company underwent a 2:1 forward split. As a result of the forward split, the number of shares subject to purchase under the previously outstanding option was increased by 150,000 shares. The exercise price was not changed. (3) 3,000,000 options for underlying common stock of the Company, the first 1,000,000 of which are immediately exerciseable at a price of $1.00 per option; the second 1,000,000 options will vest and become exerciseable at the time the value of the Company reaches $100,000,000, and the third 1,000,000 options will vest and become exerciseable when Mr. Drummond has served as Chief Executive Officer of the Company for five years.

/S/ PETER DRUMMOND   2/10/2003

**Signature of Reporting Person   Date